For immediate release

Sify reports revenues of INR 12864 million for FY 2014-15
EBITDA for the year stood at INR 2005 million

Chennai, Thursday, April 23, 2015: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the fiscal year 2014-15.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year ended March 31, 2015 was INR 12864 million, an increase of approximately 23% over last year. Revenue for the quarter was INR 3594 million, an increase of about 37% over the same quarter last year.

•	EBITDA for the year was INR 2005 million, an increase of about 27% over last year.
•	Net Profit for the year was INR 389 million, an increase of 22% over last year.
•	CAPEX during the year was INR 944 million. Cash balance at the end of the year was INR 1471 million.

Mr. Raju Vegesna, Chairman, said, “Sify has matured from being a provider of standalone services to becoming an active partner in the planning stage of client projects. This points to the maturity of our knowledge practices, client engagement across the entire IT life cycle, and the cost-effective solutions that we are able to bring to the table.

With our entry into the North American market, we will leverage our success in building cost-effective, hybrid, and scalable IT solutions in India. We will also actively pursue opportunities stemming from new digital transformation models, with a focus on remote infrastructure management and digital learning.

Within India, we are seeing the early signs of renewed economic confidence, and we are well-positioned to benefit from an improved economic climate, given our successful delivery of client projects and penetration across the different Enterprise segments.”

Mr. Kamal Nath, CEO, said, “Financial Year 14-15 has been a significant year in our Sify 3.0 transformation journey.

While we continue to grow beyond industry standards in our Telecom business, our IT services portfolio led by Data Center Transformation Services and Managed Application Infrastructure Services has also gained significant traction. The market has endorsed our position as a 3rd platform led IT Services Provider encompassing Data Centre, Network and Application Services resulting into multiple Total Outsourcing contracts being signed during the year.

Our next phase of growth would be based on these successes and the portfolio augmentation around 3rd platform.”

Mr. M P Vijay Kumar, CFO, said, “We are pleased to report over 20% growth in revenue amidst a business environment that can best be described as cautiously optimistic.

We managed to hold steady on both revenue growth and cost management. We continue to weigh new investment options against emerging business opportunities to scale our business, while at the same time improving our current asset utilization.

Net income for this fiscal year has grown, but was unable to keep pace with the comparably higher growth in revenue and EBITDA. This reflects the higher depreciation and financing costs, related to our investments in capacity and increased working capital with the higher business volume.

Based on the significant one-time investments we have made in 2013 and 2014, it will be a little more time before we can fully monetize our investments, especially the data centres. However, our planned investments for 2015-16 tend to be more incremental, and directly linked to increases in volumes or new customer contracts.

The Board has recommended a dividend of 10%.

Cash balance at the end of the year was INR 1471 million.”

______

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Year ended	Year ended	Quarter ended	Quarter ended
Description	March	March	March	March
	2015	2014	2015	2014

Revenue	12,864	10,460	3,594	2,632

Cost of Revenues	(7,764)	(6,137)	(2,276)	(1,621)

Selling, General and Administrative Expenses	(3,095)	(2,739)	(795)	(693)

EBITDA	2,005	1,584	523	318

Depreciation and Amortisation expense	(1,275)	(1,101)	(340)	(266)

Net Finance Expenses	(436)	(257)	(110)	(57)

Other Income	95	92	29	45

Profit for the period	389	318	102	40

Reconciliation with Non-GAAP measure

Profit for the period	389	318	102	40
Add:
Depreciation and Amortisation expense	1,275	1,101	340	266

Net Finance Expenses	436	257	110	57
Less:
Other Income	(95)	(92)	(29)	(45)

EBITDA	2,005	1,584	523	318

Note: Year ended March 31, 2014 are audited numbers

Business Highlights

Telecom

•	Revenue from the data business grew more than 30% for the 3rd year in a row. Voice business grew 11% over the previous year.
•	During the course of the year, the business added more than 300 customers across all verticals.
•	Key wins in the data business include one of India’s largest Public sector bank, a Public Sector Insurance Company and a Nationalised bank.
•	Our focus on Services under Sify 3.0 gained traction with contracts from a global automobile company and an Indian automotive component manufacturer for WAN outsourcing.
•	This year, the business achieved a major milestone by connecting more than 27000 locations for the Department of Post, Government of India.
•	During the course of the year, the MENA (Middle East North Africa Cable) System became operational at our Cable Landing station in Mumbai. With this addition, Sify now has access to over 5 cable systems for carrying traffic on the Mediterranean and Atlantic routes. This has helped us grow Internet capacity by more than 6 times in sync with capacity available.

Data Centre Services

•	Data Centre revenue grew by 4% compared to the previous year.
•	Sify has expanded its capacity at its flagship Techspace Data Center in Navi Mumbai by building a dedicated EHV substation, with the capability to expand up to 50 MW.
•	52 new clients were acquired from across verticals, including BFSI, ITeS, Retail and Manufacturing, many of them for hosting mission critical IT setups.
•	The business was contracted to set up a large Data Centre for one of India's largest Banking players
•	We have signed a reseller agreement with one of the largest providers of Managed IT, Cloud and Recovery services to take our offerings to their customers across the globe.

•	The business was conferred the prestigious CIO CHOICE 2015 Honour & Recognition award for its suite of Integrated Data Centre solutions.

Cloud and Managed Services

•	The Cloud and Managed Services revenue grew 21% over previous year.
•	The business added 41 customers in the year, 12 of them for the newly launched Data Centre Transformation Services.
•	The business has also signed multiple Total Outsourcing Contracts wherein we have migrated the client from 2nd platform to 3rd platform, thereby substantially lowering their cost of IT operations.
•	The business has also entered into partnership with Microsoft for its Cloud OS Network, Site Recovery and to offer SQL-as-a-Service. A second partnership has been signed with Akamai to provide CDN Service
•	We were awarded the Best Cloud Storage deployment Architecture by Hitachi Data systems this year.
•	New Services launched include Auto scale and Scheduler, Object Storage, High Performance Tier of Storage and 02 site HA DR plans for Compute.

Applications Integration Services

•	Revenue grew 4% compared to the previous year.
•	This business has signed up 11 customers with contract values of more than INR 100 million. In all, over 30 new clients were added for the year, of which 10 new customers signed up for our Managed SAP Services offering
•	The business signed the first end-to-end SAP led total outsourcing deal for a major CPG company in India.
•	We have signed up the first core banking implementation project for a Co-operative Bank.
•	We have entered into a strategic partnership with a Student Lifecycle Management solution provider and have had 4 wins in the last year for this service.
•	Sify is now a Cloud Services Partner (CSP) of Microsoft to support their O365 product suite.

Technology Integration Services

•	Revenues from the Technology Integration services grew 69% over last year.
•	The business added more than 110 new customers under Network Integration, Security & DC and Unified Communication services.
•	Significant multi-year contracts were signed with Public Sector Insurance Companies and Banks to build and manage their Network Infrastructure.
•	The business has signed multiple Managed Security Services contracts under the FSI vertical.
•	Business has also signed up multiple Data Centre and Disaster Recovery Infrastructure Build projects for PSU and Government entities.
•	Partnership levels with two Top Networking Technology OEMs, Two Top Security OEMS, One Storage OEMs and Two Collaboration OEMs were also upgraded during the course of the year.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Centre operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure and in TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. The latter certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide. Sify has licenses to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2014, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Public Relations	+1-646-284-9400
+91 44 22540777 (ext.2055)	truc.nguyen@grayling.com
praveen.krishna@sifycorp.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com